UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 10, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Reviewed interim financial results for the six months ended 31 December 2013

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Reviewed interim financial results
for the six months ended 31 December 2013

HIGHLIGHTS

Committed to excellence in all we do, Sasol is an international integrated energy and chemical company that
leverages the talent and expertise of our more than 34 000 people working in 37 countries. We develop and
commercialise technologies, and build and operate world-scale facilities to produce a range of high-value
product streams, including liquid fuels, chemicals and low-carbon electricity.

-   Strong group operational performance
-   R723 million spent on socio-economic and skills development in South Africa
-   Sasol Synfuels' normalised production volumes up by 3%
-   Normalised cash fixed costs below SA PPI of 6,4%
-   Operating profit up 33%, excluding once-off items
-   Headline earnings per share up by 26% to R30,19 off a record base
-   Cash generated from operations up 50%
-   Record interim dividend of R8,00 per share, up by 40%

Segment report for the period ended

Turnover R million				Operating profit/(loss) after remeasurement items R million		
full year 30 Jun 13	half year 31 Dec 12	half year 31 Dec 13	Business unit analysis	half year 31 Dec 13	half year 31 Dec 12	full year 30 Jun 13
145 954	70 574	82 926	South African energy cluster	21 189	16 536	36 616
12 324	6 180	6 978	Mining	1 351	1 302	2 214
8 081	3 998	4 784	Gas	2 626	1 967	3 919
58 275	27 959	31 800	Synfuels	16 223	12 458	28 624
67 274	32 437	39 364	Oil	989	809	1 859
–	–	–	Other	–	–	–
4 515	2 238	2 766	International energy cluster	(6 572)	(1 159)	(2 877)
881	429	358	Synfuels International	(435)	(452)	(991)
3 634	1 809	2 408	Petroleum International	(6 137)	(707)	(1 886)
98 943	45 740	57 778	Chemical cluster	3 644	1 823	3 022
17 759	8 339	10 362	Polymers	(351)	(1 124)	(1 506)
20 728	9 601	8 850	Solvents	358	29	825
41 278	18 417	26 401	Olefins & Surfactants	2 749	1 568	3 580
19 178	9 383	12 165	Other chemical businesses	888	1 350	123
368	62	610	Other businesses	1 120	1 080	2 018
249 780	118 614	144 080		19 381	18 280	38 779
(79 889)	(38 764)	(45 812)	Intersegmental turnover			
169 891	79 850	98 268				

OVERVIEW

Full steam ahead

"Looking at the first half of the 2014 financial year, safe, reliable and efficient operations remain at the
core of everything we do at Sasol. Coupled with ongoing operations improvements, advancements on our capital
projects, and an enhanced group-wide safety focus, we continue to deliver sustainable value for all of our
stakeholders.

With July the 1st fast-approaching, we are moving full steam ahead to go live with our new operating model,
which will drive streamlined management structures, cost-effective processes and meaningful savings."

David E Constable, Chief Executive Officer

Interim results overview

Earnings attributable to shareholders for the six months ended 31 December 2013 increased by 5% to R12,7
billion from R12,2 billion in the prior year*. Headline earnings per share increased by 26% to R30,19, and
over the same period, earnings per share increased by 4% to R20,88. Excluding the impact of net once-off
remeasurement items, amounting to R5,7 billion, earnings attributable to shareholders increased by 25%
compared with the prior year on a similar basis.

Sasol recorded an operating profit, after remeasurement items, of R19,4 billion for the period, excluding our
share of profits of equity accounted joint ventures and associates of R2,2 billion, which includes our ORYX
GTL plant. This achievement was on the back of a strong operational performance from our global businesses,
coupled with a 19% weaker average rand/US dollar exchange rate (R10,08/US$ for the six months ended 31
December 2013 compared with R8,48/US$ for the six months ended 31 December 2012), as well as a relatively

flat average Brent crude oil price (average dated Brent was US$109,83/barrel at 31 December 2013 compared with US$109,81/barrel at 31 December 2012) and improved chemical prices.

Earnings attributable to shareholders in the current period were negatively impacted by net once-off charges totalling R5,7 billion (31 December 2012 - R3,6 billion). These items relate primarily to the R5,3 billion (CAD540 million) impairment of our Canadian shale gas assets, the final loss of R198 million on the disposal of our Arya Sasol Polymer Company (ASPC) investment, the impairment of the Sasol Solvents Germany disposal group held for sale of R466 million and the fair value gain of R110 million related to the acquisition of the remaining 60% shareholding in Wesco China. These once-off items also include a gain of R453 million relating to the profit on disposal of our 49% share in Spring Lights Gas.

* All comparisons refer to the prior year comparative period, as restated for the adoption of the new consolidation suite of accounting standards unless otherwise stated (refer to the basis of preparation and accounting policies section of this announcement for details thereon).

"Across our global operations, we are maintaining our strong cash flow generation ability. We continue to deliver value to our shareholders through the strong performance of our businesses, the advancement of our growth projects and the execution of our progressive dividend policy. Our balance sheet remains resilient and provides a sufficient buffer for volatility."

Paul Victor, Acting Chief Financial Officer

First half 2014 highlights

Sasol Synfuels delivered better than expected production volumes for the period of 3,7 million tons (mt) (31 December 2012 - 3,7 mt), despite the east factory total and phase shutdown, which took place in September 2013. This was the largest ever shutdown at Sasol Synfuels, consisting of 155 822 activities undertaken with an additional 36 000 people on site. Normalised Sasol Synfuels volumes increased by 3% on a comparable basis.

Production performance at our ORYX gas-to-liquids (GTL) plant, which achieved a year-to-date average utilisation rate of 94%, exceeded our expectations.

In our European chemical businesses, we continue to optimise our production volumes and margins, in light of the slower than expected tenuous recovery of the European market. However, our Sasol Olefins and Surfactants business has delivered improved business margins, specifically in the US, while our Sasol Polymers business has performed better than expected.

Cash fixed costs, excluding the impact of a weaker exchange rate and once-off and growth costs, decreased marginally by 0,2% in real terms, despite a challenging South African cost environment, driven by high labour, maintenance and electricity costs. Notwithstanding, our current cost inflation is in line with the South African producers' price index inflation trends of 6,4% for the first half of the 2014 financial year. The total costs for the first half of the 2014 financial year increased by 20% compared to the prior year. Normalised for exchange rate movements of 12%, higher costs associated with increased volumes of 3% and a 3% increase in depreciation, our total costs increased by 2% related to inflation. To ensure that we sustainably reduce our cost base, we have taken important strides in our management-led business performance enhancement project.

Cash flow generated from operations increased by 50% to R28,1 billion compared with R18,7 billion in the prior year. However, this was offset by increased working capital, both as a result of price and volume effects. Capital investments for the period amounted to R20,0 billion, in line with our expectations.

Taking into account the ongoing strength of our financial position, current capital investment plans, as well as our progressive dividend policy, the Sasol board of directors has declared an interim dividend of R8,00 per share, which is an increase of 40%, compared with the prior year. This approach supports our commitment to consistently return value to our shareholders.

Driving business effectiveness

Since launching our business performance enhancement programme in 2013, we have finalised the design of our new group-wide operating model including its related top management structures, which will become effective on 1 July 2014.

Our new group executive committee structure is aligned with our future value chain-based operating model, comprising four distinct groupings:

-    Operating Business Units, which comprise our mining and upstream oil and gas activities;
-    Regional Operating Hubs, which include our operations in Southern Africa, North America and Eurasia;
-    Strategic Business Units, which focus on our commercial and enhanced customer interfaces within the energy
     and chemicals arenas; and
-    Group Functions, which will deliver fit-for-purpose business support services and solutions.

By the end of the 2014 financial year, we expect to have reorganised most of our senior management structures and refined our financial reporting processes, in line with the new operating model. Focus on safety, operational stability and compliance will remain key during this period.

Together with the implementation of our new management structures and related corporate governance framework, we are introducing key systems and process changes, to ensure a simplified, cost-effective, efficient, competitive organisation.

At our 2013 year-end results announcement we confirmed that through this programme, we expect to generate sustainable annual savings of more than R3 billion. Based on our current analyses, we are confident that we will exceed this savings target, 30% to 40% of the savings expected to be realised by the end of the 2015 financial year. The full benefit of our management interventions will be evident from the 2016 financial year. Cash fixed cost trends are expected to follow inflation.

The majority of the savings identified related to optimising external spend, improving operational productivity and restructuring the organisation. The new operating model will also result in simplified and fit-for-purpose functional support. Our 2014 financial year savings is trending to be more than R200 million.

The cost of implementation approximates R1,2 billion for the 2014 financial year, which includes project costs, costs associated with the reconfiguration of our enterprise resource planning (ERP) systems and restructuring expenses. The costs associated with this programme are expected to be incurred over the next three years, with the majority being incurred in the 2014 and 2015 financial years.

Delivering on growth projects and driving operations excellence

We are encouraged with the headway we are making in delivering on our project pipeline:

- Looking at our growth projects:

- We continue to progress with the front-end engineering and design (FEED) phase of our US growth programme, which includes an integrated, world-scale ethane cracker and downstream derivatives complex and a GTL facility in Westlake, Louisiana. It is anticipated that we will reach the final investment decision (FID) for the ethane cracker and downstream derivatives project during the 2014 calendar year, with the FID for the GTL facility to follow 18 to 24 months thereafter.

- With our joint venture partner, Ineos, we are advancing with the FEED phase on a high density polyethylene plant in the US. We also expect to reach an FID on this project during the 2014 calendar year.

- We are in an extended FEED phase on our Uzbekistan GTL project. The majority of the technical FEED activities have been completed. FID for this project is, amongst others, dependent on securing appropriate project funding, as well as confirming a suitable partner to take up 19% of our current stake in the venture. We anticipate that we will reach financial close during the second half of the 2014 calendar year.

- In Nigeria, the Escravos GTL project is progressing steadily with commissioning and start-up activities. Beneficial operation in respect of the first train is expected to be achieved during the first half of the 2014 calendar year.

- Focusing on our foundation businesses:

- We have successfully commissioned the ethylene purification unit (EPU5) in Sasolburg. The project was completed on time and within its approved budget. The EPU5 project increases ethylene volumes for our polyethylene plants by approximately 47 kilotons annually. Furthermore, the construction of the R1,3 billion C3 stabilisation project in Secunda remains on track and is expected to be in operation in the middle of the 2014 calendar year.

- In February 2014, we successfully completed commissioning of the tetramerisation project in Lake Charles, Louisiana. This first-of-a-kind technology to selectively convert ethylene to higher value co-monomers, 1-octene and 1-hexene, is currently in start-up and first product was successfully produced. We expect that the plant will be fully operational by the middle of the 2014 calendar year.

- The Sasol Synfuels growth programme remains on track and is nearing completion. Beneficial operation of the entire programme is still expected to be reached at the end of the 2014 calendar year. The complex brownfields volatile organic compound (VOC) abatement project, along with the replacement of tar tanks and separators and the coal tar filtration (CTF) east project are experiencing schedule and cost pressures. The capital cost and schedule of these projects have been reassessed. The VOC abatement and CTF projects' beneficial operation dates have been extended to the middle of the 2016 calendar year and the first half of the 2017 calendar year, respectively. The total approved cost of these three projects is estimated at R7,5 billion.

- Sasol Mining's R14,0 billion mine replacement programme continues to progress steadily. It is anticipated that the Impumelelo and Shondoni collieries will reach beneficial operation during the first half and second half of the 2015 calendar year, respectively. The slight delay in reaching beneficial operation is as a result of shaft sinking constraints experienced at Impumelelo and water challenges experienced at Shondoni, which have now been resolved. Both projects are still anticipated to be completed within budget, without any impact on the supply of coal to the Sasol Synfuels business.

- Construction on the FT wax expansion in Sasolburg continues. The commissioning of phase 1 is now expected to take place during the fourth quarter of the 2014 calendar year, seven months later than previously communicated. The delay in phase 1 is mainly due to the underperformance of key contractors. Commissioning of phase 2 of the project remains on track. The revised total project cost for both phases is estimated at R13,6 billion. No further impairment of this project is currently considered necessary.

- Construction of the R1,98 billion loop line from Mozambique to Secunda, which will enable additional gas monetisation in Mozambique, is progressing well. Beneficial operation is expected during the second half of the 2014 calendar year and the project is expected to be completed within budget.

- We continued to advance the development of the US$246 million 140 megawatts gas-fired power plant at Ressano Garcia, Mozambique, in partnership with the country's state-owned power utility Electricidade de Mozambique. Beneficial operation remains on track for the middle of the 2014 calendar year and will be within budget.

- Turning to our upstream activities:

- The Production Sharing Agreement (PSA) development project in Mozambique advanced from pre-feasibility to feasibility. The full field development plan for the PSA is on track to be submitted to the Mozambican authorities by the 25 February 2015 deadline.

- Offshore Gabon, we are maturing and developing additional proven oil reserves to maintain and potentially boost production in the non-operated Etame Marin Permit (EMP) for an amount of US$168,2 million. Progress on the development of the Etame expansion project and the South East Etame and North Tchibala projects are on track for beneficial operation in the 2015 calendar year.

Operational performance

South African energy cluster

Sasol Mining - increased mining costs

Operating profit of R1 351 million was 4% higher than the prior year. Operating profit was negatively impacted by increased mining costs, coupled with flat production volumes, as well as additional external coal purchases to sustain demand. Lower sales volumes to Sasol Synfuels and the export market further contributed negatively. However, in contrast, Sasol Mining benefited from higher sales prices to Sasol Synfuels, as well as the weaker rand/US dollar exchange rate.

Sasol Gas - higher sales prices and volumes

Operating profit, excluding remeasurement items, increased by 11% to R2 173 million compared to the prior year. This was mainly as a result of higher sales prices and a 4 million gigajoules (or 5%) increase in sales volumes. Operating profit includes a gain of R453 million recognised on the disposal of our investment in Spring Lights Gas.

Sasol Synfuels - higher prices, stable volumes due to planned shutdown

Sasol Synfuels' operating profit increased by 30% to R16 223 million compared to the prior year, primarily due to a weaker average rand/US dollar exchange rate resulting in favourable product prices and improved margins. Production volumes of 3,7 million tons were stable compared to the prior year, despite the east factory total and phase shutdown, which took place in September 2013, compared to only a phase shutdown in the prior period. Normalised Sasol Synfuels volumes increased by 3% on a comparable basis. Cash unit costs increased by 6,9% compared to the prior year, which is now in line with the South African producers' price index. This is
as a result of production stability and ongoing management efforts to contain costs.

Sasol Oil - higher margins coupled with higher volumes

Operating profit increased by 22% to R989 million compared to the prior year primarily due to improved crude refining and higher sales and marketing margins. However, foreign exchange losses on commodity derivatives, due to the weaker rand/US dollar exchange rate, impacted negatively on operating profit. Cash fixed cost increases were contained to below inflation. Our Natref refinery's operating profit is included in Sasol Oil's results on a line-by-line consolidation basis, due to the adoption of the new accounting standards, as referred to in the basis of preparation and accounting policies section of this announcement. Prior to the adoption of the new accounting standards, Natref was consolidated as a subsidiary. Prior year comparative amounts have been restated accordingly. Production volumes increased by 12% compared to the prior year, due to higher volumes at Natref, primarily as a result of postponing the facility's planned shutdown to the second half of the 2014 financial year.

International energy cluster

Sasol Synfuels International (SSI) - higher ORYX GTL volumes

SSI's operating loss of R435 million decreased by 4% compared to the prior year. This was mainly due to lower US GTL study costs, as this project has moved to the FEED phase.

As a result of the adoption of new accounting standards, as discussed in the basis of preparation and accounting policies section of this announcement, ORYX GTL has been accounted for as an equity accounted joint venture and is no longer proportionately consolidated. Income from equity accounted joint ventures, including ORYX GTL, increased by 13% to R1 898 million from R1 679 million in the prior year. The increase is mainly due to the contribution of higher volumes at the ORYX GTL plant in Qatar, supported by the weaker rand/US dollar exchange rate. The ORYX GTL facility, which has maintained a zero recordable case rate (RCR), achieved a year-to-date average utilisation rate of 94% of nameplate capacity.

Sasol Petroleum International (SPI) - Mozambique volume growth, however, low North American gas prices impact Canadian asset performance

SPI recorded an operating loss of R6 137 million compared to an operating loss of R707 million in the prior year. SPI's African volume-producing businesses reflected an operating profit of R1 187 million, on the back of improved production from our Mozambique and Gabon assets. Total gas sales from Mozambique increased by 12% compared to the prior year. The Pande and Temane gas fields in Mozambique performed well and, in addition, we are planning for significant growth in the Production Sharing Agreement (PSA) area in Mozambique. Although Gabon's oil production is slowly declining, we are maturing additional volumes to sustain the life of the asset.

Our Canadian shale gas asset in Montney generated an operating loss of R6,5 billion, including an impairment of R5,3 billion (CAD540 million) and depreciation of R1,3 billion (CAD131 million) for the period. Our Montney investments remain under pressure due to low North American gas market prices and high depreciation, both of which contributed to the operating loss for the period. In conjunction with our future joint venture partner, Progress Energy, we currently have two drilling rigs in operation. Cash flow from our upstream Canadian operating activities remains positive.

Chemical cluster

Sasol Polymers - improved margins and volumes in South African business

Sasol Polymers recorded an operating loss of R351 million compared to an operating loss of R1 124 million in the prior year. The South African polymers business recorded an operating loss of R363 million (2012 - R1 187 million). Sales and production volumes were 1% and 7%, respectively, higher than the prior year mainly due to improved plant efficiencies as well as plant stability benefits being achieved through the commissioning of EPU5 in October 2013. Margins have also improved on the back of increased US dollar-based prices and a weaker rand/US dollar exchange rate. Our international operations contributed an operating profit of R194 million, excluding income from associates and equity accounted joint ventures of R164 million and the loss of R198 million realised on the disposal of our investment in ASPC. This final disposal loss related mainly to the recycling of the foreign currency translation reserve in the income statement. As a result of the adoption of new accounting standards, as discussed in the basis of preparation and accounting policies section of this announcement, ASPC's comparative results have been accounted for as an equity accounted joint venture and is no longer proportionately consolidated.

Sasol Solvents - higher sales volumes coupled with improved margins

Operating profit increased from R29 million to R358 million compared to the prior year. This is mainly due to higher product prices, improved solvent sales volumes and a weaker rand/US dollar exchange rate, partly negated by an impairment of R466 million related to our German operations, which have been classified as a disposal group held for sale at 31 December 2013. The co-monomers product portfolio has been transferred into Sasol Olefins & Surfactants from Sasol Solvents, effective 1 July 2013, and their results are excluded in the operating profit from this effective date. Our operations in Germany remain under pressure as a result of higher feedstock costs without a commensurate increase in sales prices.

Sasol Olefins & Surfactants (Sasol O&S) - improved volumes and margins in the US compensate for weaker margins in Europe

Operating profit increased by 75% to R2 749 million compared to the prior year, largely underpinned by higher production and sales volumes in the US and the weaker rand/euro exchange rate. While our US operations continued to benefit from improved margins due to low US ethane prices, some of our European-based businesses remain under pressure as a result of lower volumes and pressure on margins, due to continued high petrochemical feedstock prices.

Other chemical businesses - improved hard wax volumes, challenging market conditions for Sasol Nitro

Our other chemical businesses' operating profit of R888 million decreased by 34% compared to the prior year. The operating profit of our Sasol Wax business increased by 24% compared to the prior year, on the back of a 14% increase in sales volumes in South Africa as well as weaker rand/US dollar and rand/euro exchange rates. Despite the slower global economic conditions, particularly in Europe, sales volumes for the global wax business have improved over the last 18 months.

Sasol Infrachem's operating profit of R640 million was negatively affected by softer global ammonia prices, coupled with lower production volumes. The Sasol Nitro business incurred an operating loss of R57 million for the period. While sales volumes increased slightly, this was offset by lower selling prices and contracting margins, due to the low ammonia/urea price differential.

Doing business responsibly

We continued to deliver on our broader sustainability and community contributions during the period:

- Our safety incident recordable case rate (RCR) for employees and service providers, including injuries and illnesses, of 0,34 at 31 December 2013 has improved compared with the RCR rate of 0,36 at 30 June 2013. Our RCR for employees and service providers, excluding illnesses, is 0,30 at 31 December 2013 (30 June 2013 - 0,31). This performance was overshadowed by three fatalities during the period. Given an enhanced process safety focus, we have seen a reduction in process- related safety incidents.

- In February 2014, Sasol Mining's Secunda mining rights were extended to 2040 by the Department of Mineral Resources. This extension further consolidates eight mining rights and two prospecting rights acquired or applied for previously. These rights provide a basis for the achievement of our South African 2050 strategy.

- Our Ikusasa programme is progressing well. Four areas are focussed on, namely education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions. As part of our R200 million commitment for 2014 to the communities in which we operate, we invested R23 million and R46 million in Secunda and Sasolburg, respectively, during the period.

- At Sasol, we believe that education is the foundation of a prosperous future. Providing quality education and well-equipped schools in rural South Africa is vital to improve job creation opportunities and socio-economic development. In light of these objectives, Sasol Nitro, in Rustenburg, will be providing three schools with four classrooms each to alleviate the overcrowding.

- In partnership with South Africa's Department of Energy, Sasol launched an Integrated Energy Centre (IeC) at Makwana Village, in the Free State Province in January 2014. To date, Sasol has contributed to the establishment of seven such centres in government-identified poverty nodes. The main objective of these centres is to bring affordable and sustainable energy services closer to poorer rural communities, by delivering energy essentials such as petrol, diesel, lubricants and liquefied petroleum gas. These centres serve as an economic hub for new employment opportunities and serves as an important platform to drive small business development.

- In October 2013, Sasol, together with the South African Department of Trade and Industry (dti), inaugurated the ChemCity Business Incubator (CBI) in Sasolburg. The CBI will support and promote the development of small, medium and micro-sized enterprises. The R60 million facility forms part of the dti's national campaign to roll out 200 businesses. Sasol, by contributing R41 million, will develop and manage the facilities as part of its contribution to promote socio-economic development.

- Sasol and General Electric's Power and Water division have, together, developed new water technology that will clean waste water, while also providing biogas as a by-product for power generation. Sasol will use this new technology, known as Anaerobic Membrane Bioreactor Technology to further enhance our GTL value proposition.

- In November 2013, Sasol launched its Sasol turbodiesel TM ULS 10ppm to the South African market. This is the lowest sulphur content diesel offering available on the African continent. This development is a step forward in moving South Africa closer to cleaner fuel specifications in line with international standards. Sasol turbodiesel TM ULS 10ppm already complies with international sulphur and cetane requirements.

- We contributed towards the completion of the South African Department of Environmental Affairs' study on the greenhouse gas mitigation potential for South Africa. This study forms the basis for the determination of sector-specific emission budgets towards the end of the 2014 calendar year. We further provided detailed inputs to the South African National Treasury's proposals on carbon tax design options and considerations.

- Our efforts in the water stewardship arena received two awards. The South African Department of Water Affairs presented Sasol with the water conservation and water demand management award in October 2013, for our Emfuleni Municipality project. In addition, Sasol Water Sense won the Mail and Guardian's "Greening the Future" award in the water management category.

Competition law compliance

We continue to evaluate and enhance our compliance programmes and controls in general, and our competition law compliance programme and controls, in particular. As a consequence of these programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, and made disclosures on material findings, as and when appropriate.

The South African Competition Commission (the Commission) is conducting investigations into several industries in which Sasol operates, including the piped gas, petroleum, fertilisers and polymer industries. We continue to cooperate with the Commission in these investigations. To the extent appropriate, further announcements will be made in future.

Cash generation supports strong balance sheet

The deleveraged balance sheet reflected an ungeared position of 0,8% at 31 December 2013 compared to the ungeared position of 1,1% at 30 June 2013. The low gearing is supported by continued healthy cash flow generation from across the group. This low level of gearing is expected to be maintained in the short term, but is likely to return to our targeted range of 20% to 40% in the medium term, taking into account our growth programme as well as our progressive dividend policy.

Profit outlook(+) - strong management focus on improved operational performance and cost reduction

Macro-economic conditions remain volatile. In the near term, we anticipate stable crude oil prices, slightly improved natural gas prices, slow recovery of chemical product prices and softer refining margins. The rand/US dollar exchange rate remains one of the biggest external factors impacting our profitability and we expect a slight strengthening from its current levels. In addition to driving safety performance, compliance and operational stability, we continue to focus on factors within our control: volume growth, margin improvement and cost reduction. The current volatility and uncertainty of global markets and geopolitical activities constrains us from being more precise in this outlook statement.

We expect an overall solid production performance for the 2014 financial year with our production guidance as follows:

- Sasol Synfuels' volumes are expected to be between 7,3 and 7,5 million tons;

- The average utilisation rate at ORYX GTL in Qatar is expected to remain above 90% of nameplate capacity; and

- Our shale gas venture in Canada will show marginally decreased production compared to the prior year, due to reduced drilling activities and less new wells coming on stream. Any significant ramp-up will be triggered by natural gas price increases, which have shown some recovery in the short term, but remain low. Nonetheless, we are confident of the long-term opportunities created by these investments, as they continue to form an integral part of our North America strategy and provide a natural hedge for our downstream plans in the US.

We remain on track to maintain our improved operational performance. As costs are incurred to ensure plant stability and the weaker rand continues to exert pressure on our South African businesses, we expect that our normalised cash fixed costs will increase slightly above the South African PPI inflation. Cost reduction is a specific target within our short-term incentive scheme and, accordingly, the management team continues to focus on controllable cost elements. We anticipate that the implementation costs associated with our business performance enhancement programme, will be approximately R1,2 billion for the 2014 financial year. The majority of this programme's costs will be spent in the 2014 and 2015 financial years.

(+) The financial information contained in this profit outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.

Acquisitions and disposals of businesses

On 2 July 2013, Sasol Gas disposed of its 49% share in Spring Lights Gas for a purchase consideration of R474 million, realising a profit on disposal of R453 million.

On 16 August 2013, we disposed of our 50% interest in ASPC for a purchase consideration of R3 606 million (US$365 million). A final loss of R198 million was recognised on the disposal of the investment. All outstanding amounts in respect of the purchase consideration have been received in full. As a result of the transaction, Sasol has no ongoing investments in Iran.

In September 2013, Sasol acquired the remaining 60% shareholding in Wesco China, for a purchase consideration of R519 million (US$52 million), resulting in a fair value gain of R110 million on the acquisition.

In December 2013, Sasol signed an agreement to dispose of most of its Sasol Solvents Germany GmbH assets. The conclusion of the sale is dependent on certain conditions being met, including approval by the European anti-trust authorities. It is expected that, once final transaction approval has been obtained, a loss on the disposal will be recognised during the second half of the 2014 financial year. As at 31 December 2013, the affected assets and liabilities of Sasol Solvents Germany were classified as a disposal group held for sale.

Change in directors

Mrs TH Nyasulu retired as chairman and non-executive director of Sasol with effect from 22 November 2013. On 22 November 2013, Dr MSV Gantsho was appointed as the independent chairman of Sasol. Mr B Nqwababa was appointed as an independent non-executive director of Sasol and a member of the audit committee with effect from 5 December 2013.

Declaration of cash dividend number 69

An interim gross cash dividend of South African 800,00 cents per ordinary share (31 December 2012 - 570,00 cents per ordinary share) has been declared for the six months ended 31 December 2013. The interim cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15% and no credits in terms of secondary tax on companies have been utilised. At the declaration date, there were 649 886 916 ordinary shares (including 8 809 886 treasury shares), 25 547 081 preferred ordinary shares and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders, who are not exempt from the dividend withholding tax, is 680,00 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 800,00 cents per share.

The salient dates for holders of ordinary shares and BEE ordinary shares are:

Declaration date	Monday, 10 March 2014
Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Friday, 4 April 2014
Trading ex dividend commences	Monday, 7 April 2014
Record date	Friday, 11 April 2014
Dividend payment date	Monday, 14 April 2014
The salient dates for holders of our American Depository Receipts are(1):	
Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 9 April 2014
Record date	Friday, 11 April 2014
Approximate date of currency conversion	Tuesday, 15 April 2014
Approximate dividend payment date	Thursday, 24 April 2014

1 All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 14 April 2014, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their Central Securities Depository Participant (CSDP) or broker credited on Monday, 14 April 2014.

Share certificates may not be dematerialised or re-materialised between Monday, 7 April 2014 and Friday, 11 April 2014, both days inclusive.

On behalf of the board

Mandla SV Gantsho   David E Constable   Paul Victor
Chairman   Chief Executive Officer   Acting Chief Financial Officer
Sasol Limited

10 March 2014

The interim financial statements are presented on a condensed consolidated basis

Statement of financial position
at

	half year 31 Dec 13 Rm	half year(1) 31 Dec 12 Rm	full year(1) 30 Jun 13 Rm
ASSETS			
Property, plant and equipment	104 324	90 512	100 989
Assets under construction	46 737	37 691	39 865
Goodwill	631	591	574
Other intangible assets	1 551	1 198	1 418
Investments in equity accounted joint ventures	8 804	8 502	8 636
Investments in associates	2 093	2 501	2 688
Post-retirement benefit assets	452	383	407
Deferred tax assets	2 435	1 377	2 318
Other long-term assets	3 407	2 487	3 208
Non-current assets	170 434	145 242	160 103
Assets in disposal groups held for sale	1 463	268	2 274
Inventories	26 241	22 353	22 619
Trade and other receivables	27 352	25 210	28 340
Short-term financial assets	1 789	627	1 526
Cash restricted for use	3 718	3 385	6 056
Cash	25 886	22 524	25 247
Current assets	86 449	74 367	86 062
Total assets	256 883	219 609	246 165
EQUITY AND LIABILITIES			
Shareholders' equity	158 212	132 390	149 583
Non-controlling interests	3 512	2 956	3 310
Total equity	161 724	135 346	152 893
Long-term debt	21 893	19 776	21 340
Long-term financial liabilities	19	70	20
Long-term provisions	12 614	10 756	12 228
Post-retirement benefit obligations	8 783	7 761	8 813
Long-term deferred income	302	279	305
Deferred tax liabilities	17 895	14 331	15 572
Non-current liabilities	61 506	52 973	58 278
Short-term debt	1 922	7 785	1 565
Short-term financial liabilities	80	115	189
Other current liabilities	29 419	22 538	32 492
Bank overdraft	737	835	748
Liabilities in disposal groups held for sale	1 495	17	–
Current liabilities	33 653	31 290	34 994
Total equity and liabilities	256 883	219 609	246 165

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Income statement
for the period ended

	half year	half year(1)	full year(1)
	31 Dec 13	31 Dec 12	30 Jun 13
	Rm	Rm	Rm
Turnover	98 268	79 850	169 891
Materials, energy and consumables used	(44 100)	(36 533)	(76 617)
Selling and distribution costs	(2 758)	(2 348)	(5 102)
Maintenance expenditure	(4 048)	(3 698)	(7 243)
Employee related expenditure	(11 602)	(9 412)	(22 477)
Exploration expenditure and feasibility costs	(300)	(781)	(1 369)
Depreciation and amortisation	(6 683)	(5 014)	(11 121)
Other expenses, net	(3 666)	(3 126)	(4 234)
Translation gains	1 055	683	2 892
Other operating expenses	(5 244)	(4 279)	(8 889)
Other operating income	523	470	1 763
Operating profit before remeasurement items	25 111	18 938	41 728
Remeasurement items	(5 730)	(658)	(2 949)
Operating profit after remeasurement items	19 381	18 280	38 779
Share of profits of equity accounted joint ventures, net of tax	1 997	592	1 562
Share of profits of associates, net of tax	156	204	504
Profit from operations, joint ventures and associates	21 534	19 076	40 845
Net finance costs	(449)	(561)	(1 139)
Finance income	512	312	669
Finance costs	(961)	(873)	(1 808)
Profit before tax	21 085	18 515	39 706
Taxation	(7 900)	(5 939)	(12 595)
Profit for period	13 185	12 576	27 111
Attributable to			
Owners of Sasol Limited	12 710	12 157	26 274
Non-controlling interests in subsidiaries	475	419	837
	13 185	12 576	27 111
Earnings per share	Rand	Rand	Rand
Basic earnings per share	20,88	20,10	43,38
Diluted earnings per share	20,85	20,02	43,30

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Statement of comprehensive income
for the period ended

	half year 31 Dec 13 Rm	half year(1) 31 Dec 12 Rm	full year(1) 30 Jun 13 Rm
Profit for period	13 185	12 576	27 111
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	3 572	2 127	8 160
Effect of translation of foreign operations	3 574	2 111	8 121
Effect of cash flow hedges	(16)	17	78
Investments available-for-sale	13	5	(17)
Tax on items that can be subsequently reclassified to the income statement	1	(6)	(22)
Items that cannot be subsequently reclassified to the income statement	157	(225)	(338)
Remeasurements on post-retirement benefit obligations	224	(324)	(497)
Tax on items that cannot be subsequently reclassified to the income statement	(67)	99	159
Total comprehensive income for the period	16 914	14 478	34 933
Attributable to			
Owners of Sasol Limited	16 431	14 059	34 079
Non-controlling interests in subsidiaries	483	419	854
	16 914	14 478	34 933

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Statement of changes in equity
for the period ended

	half year 31 Dec 13 Rm	half year(1) 31 Dec 12 Rm	full year(1) 30 Jun 13 Rm
Opening balance	152 893	127 942	127 942
Shares issued during period	220	227	727
Share-based payment expense	136	193	374
Disposal of business	291	–	7
Acquisition of business	(93)	(20)	(14)
Transactions with non-controlling shareholders in subsidiaries	(14)	13	8
Total comprehensive income for the period	16 914	14 478	34 933
Dividends paid to shareholders	(8 357)	(7 267)	(10 787)
Dividends paid to non-controlling shareholders in subsidiaries	(266)	(220)	(297)
Closing balance	161 724	135 346	152 893
Comprising			
Share capital	28 931	28 211	28 711
Share repurchase programme	(2 641)	(2 641)	(2 641)
Sasol Inzalo share transaction	(22 054)	(22 054)	(22 054)
Retained earnings	132 349	117 399	127 996
Share-based payment reserve	9 020	8 702	8 883
Foreign currency translation reserve	14 001	4 232	10 235
Remeasurements on post-retirement benefit obligations	(1 431)	(1 479)	(1 585)
Investment fair value reserve	9	19	(3)
Cash flow hedge accounting reserve	28	1	41
Shareholders' equity	158 212	132 390	149 583
Non-controlling interests in subsidiaries	3 512	2 956	3 310
Total equity	161 724	135 346	152 893

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Statement of cash flows
for the period ended

	half year 31 Dec 13 Rm	half year(1) 31 Dec 12 Rm
Cash receipts from customers	99 409	80 960
Cash paid to suppliers and employees	(71 301)	(62 241)
Cash generated from operations	28 108	18 719
Cash flow from operations	33 235	24 385
Increase in working capital	(5 127)	(5 666)
Finance income received	3 043	2 328
Finance costs paid	(255)	(264)
Tax paid	(6 604)	(4 705)
Dividends paid to shareholders	(8 357)	(7 267)
Cash generated by operating activities	15 935	8 811
Additions to non-current assets	(19 896)	(13 817)
Acquisition of interests in joint ventures	–	(721)
Disposal of businesses	2 319	–
Additional investment in equity accounted joint ventures	(55)	(361)
Acquisition of interests in associates	(519)	(199)
Repayment of capital from associate	274	399
Other net cash flows from investing activities	390	464
Cash used in investing activities	(17 487)	(14 235)
Share capital issued	220	227
Contributions from non-controlling shareholders	–	27
Dividends paid to non-controlling shareholders	(266)	(220)
Proceeds from long-term debt	239	8 567
Repayments of long-term debt	(962)	(776)
Proceeds from short-term debt	993	7 100
Repayments of short-term debt	(763)	(587)
Cash (used in)/ generated by financing activities	(539)	14 338
Translation effects on cash and cash equivalents of foreign operations	454	192
(Decrease)/increase in cash and cash equivalents	(1 637)	9 106
Cash and cash equivalents at beginning of period	30 555	15 997
Net reclassification to held for sale	(51)	(29)
Cash and cash equivalents at end of period	28 867	25 074

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Salient features
for the period ended

		half year 31 Dec 13	half year(1) 31 Dec 12	full year(1) 30 Jun 13
Selected ratios				
Return on equity	%	17,5*	19,2*	19,1
Return on total assets	%	18,5*	18,9*	18,7
Operating profit margin	%	19,7	22,9	22,8
Finance costs cover	times	86,5	73,4	79,5
Dividend cover	times	2,6	3,5	2,3
*Annualised				
Share statistics				
Total shares in issue	million	678,2	674,6	677,2
Sasol ordinary shares in issue	million	649,9	646,2	648,8
Treasury shares (share repurchase programme)	million	8,8	8,8	8,8
Weighted average number of shares	million	608,7	604,9	605,7
Diluted weighted average number of shares	million	609,5	607,1	606,8
Share price (closing)	Rand	514,50	362,80	431,54
Market capitalisation – Sasol ordinary shares	Rm	334 374	234 441	279 983
Market capitalisation – Sasol BEE ordinary shares	Rm	1 064	809	871
Net asset value per share	Rand	260,95	219,66	247,12
Dividend per share	Rand	8,00	5,70	19,00
- interim	Rand	8,00	5,70	5,70
- final	Rand	–	–	13,30
Other financial information				
Total debt (including bank overdraft)	Rm	24 552	28 396	23 653
- interest bearing	Rm	23 991	27 894	23 111
- non-interest bearing	Rm	561	502	542
Finance expense capitalised	Rm	250	146	300
Capital commitments - Property, plant and equipment (subsidiaries and joint operations)	Rm	59 797	62 707	66 061
- authorised and contracted	Rm	70 747	56 454	62 330
- authorised, not yet contracted	Rm	38 886	42 850	44 244
- less expenditure to date	Rm	(49 836)	(36 597)	(40 513)
Capital commitments - Property, plant and equipment (equity accounted joint ventures and associates)	Rm	953	983	617
- authorised and contracted	Rm	1 221	1 178	880

- authorised, not yet contracted	Rm	400	402	438
- less expenditure to date	Rm	(668)	(597)	(701)
Guarantees and contingent liabilities				
- total amount	Rm	43 356	39 398	42 701
- liability included in the statement of financial position	Rm	21 995	19 816	21 271
Significant items in operating profit				
- restructuring costs	Rm	190	–	98
- share-based payment expenses	Rm	1 210	439	2 038
Sasol share incentive schemes	Rm	1 074	248	1 666
Sasol Inzalo share transaction	Rm	136	191	372

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Effective tax rate	%	37,5	32,1	31,7
Number of employees (excluding equity accounted joint ventures and associates)	number	34 188	33 562	34 044
Average crude oil price - dated Brent	US$/barrel	109,83	109,81	108,66
Average rand/US$ exchange rate	1US$ = Rand	10,08	8,48	8,85
Closing rand/US$ exchange rate	1US$ = Rand	10,50	8,46	9,88

Reconciliation of headline earnings		Rm	Rm	Rm
Earnings attributable to owners of Sasol Limited		12 710	12 157	26 274
Effect of remeasurement items for subsidiaries and joint operations		5 730	658	2 949
Impairment of property, plant and equipment(2)		3 265	148	206
Impairment of assets under construction(2)		2 625	61	2 096
Impairment of other intangible assets		81	78	131
Other impairments		21	46	58
Reversal of impairment		(10)	–	(33)
(Profit)/loss on disposal of non-current assets		(10)	7	1
Net profit on disposal of investment in businesses		(255)	–	–
Fair value gain on acquisition of businesses		(110)	(245)	(318)
Scrapping of non-current assets		74	135	339
Write off of unsuccessful exploration wells		49	428	469
Tax effects and non-controlling interests		(77)	(117)	(752)
Effect of remeasurement items for equity accounted joint ventures and associates				
Gross remeasurement items		12	1 963	3 538
Tax effects		–	(139)	(140)
Headline earnings		18 375	14 522	31 869

2 The impairment relates mainly to the write-down of our shale gas assets in Canada of R5,3 billion due to the decline in gas prices in North America and the valuation of recent market transactions for similar assets in the Montney region.

Remeasurement items per above				
Mining		(5)	2	7
Gas		(453)	–	–
Synfuels		22	43	77
Oil		12	60	78
Synfuels International		12	(7)	(7)
Petroleum International		5 478	449	428
Polymers		109	1 988	3 572
Solvents		486	243	341
Olefins & Surfactants		2	28	64
Other chemical businesses		72	2	1 815
Other businesses		7	(187)	112
Remeasurement items		5 742	2 621	6 487
Headline earnings per share	Rand	30,19	24,01	52,62
Diluted headline earnings per share	Rand	30,04	23,89	52,53

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information. The reader is referred to the definitions contained in the 2013 Sasol Limited annual financial statements.

BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended 31 December 2013 have been prepared in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 2008, as amended.

The condensed consolidated interim financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial
assets, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited's functional and presentation currency.

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), Acting Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Acting Executive: Group Finance, Nina Stofberg CA(SA).

ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2013, except as follows:

The consolidation suite of standards, namely IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11) and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12) became effective for annual periods beginning on or after 1 January 2013. Accordingly, Sasol adopted these new accounting standards on 1 July 2013 which resulted in a restatement of the group's previously reported results for the years ended 30 June 2013 and the six months ended 31
December 2012.

IFRS 10, Consolidated Financial Statements

IFRS 10 replaces IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 provides a single basis for consolidation with new criteria to determine whether entities, in which the group has an interest, should be consolidated. The adoption of IFRS 10 has resulted in an existing subsidiary, National Petroleum Refiners of South Africa (Pty) Ltd (Natref), in which the group has a 64% interest, being accounted for as a joint operation using the line-by-line consolidation method. The change from full consolidation to reflecting Sasol's 64% interest is not considered material. No other material subsidiaries within the group were affected. The group has applied IFRS 10 retrospectively in accordance with the transition provisions and the results for the years ended 30 June 2013 and the six months ended 31 December 2012 have been restated accordingly.

IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly-controlled Entities - Non-monetary Contributions by Venturers and changes the classification for joint arrangements.

Under IFRS 11, a joint arrangement is classified as either a joint operation or a joint venture based on the rights and obligations of the parties to the arrangement, the legal form of the joint arrangement and when relevant, other facts and circumstances. IFRS 11 removes the option to proportionately consolidate joint ventures and instead, all interests in joint arrangements that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has resulted in the following changes:

	Sasol's interest (%)	Previous classification	Revised classification
ORYX GTL	49	Proportionately consolidated	Equity accounted
Sasol-Huntsman GmbH & co KG	50	Proportionately consolidated	Equity accounted
Petlin (Malaysia) Sdn. Bhd	40	Proportionately consolidated	Equity accounted
Uzbekistan GTL LLC	44,5	Proportionately consolidated	Equity accounted
Arya Sasol Polymer Company(1)	50	Proportionately consolidated	Equity accounted
Merisol LP(2)	50	Proportionately consolidated	Equity accounted

1 The group disposed of its investment in Arya Sasol Polymer Company in August 2013. The comparative periods for the years ended 30 June 2013 and the six months ended 31 December 2012 have been restated in accordance with IFRS 11 to include this investment as an equity accounted joint venture.
2 In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012.

All other joint arrangements (including Sasol Canada and Natref) will continue to be accounted for using the line-by-line consolidation method.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity's interest in subsidiaries, joint arrangements, associates and structured entities. None of these disclosures are applicable for the condensed consolidated interim financial statements, unless required as a result of significant events and transactions in the period. Accordingly these disclosures will be provided in the group's annual financial statements for the year ending 30 June 2014.

Impact of accounting policy changes on the group's results

As discussed above, the group has restated the financial performance and position for the six months ended 31 December 2012 and for the year ended 30 June 2013 to reflect the adoption of IFRS 10 and IFRS 11. The quantitative impact of adopting these standards on the prior year condensed consolidated financial statements is set out in the tables below.

Adjustments to the consolidated statements of financial position

Condensed consolidated statement of financial position
at 31 December 2012

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
ASSETS			
Property, plant and equipment	99 149	(8 637)	90 512
Assets under construction	38 452	(761)	37 691
Investments in equity accounted joint ventures	–	8 502	8 502
Investments in associates	2 487	14	2 501
Other non-current assets(1)	6 306	(270)	6 036
Non-current assets	146 394	(1 152)	145 242
Inventories	24 069	(1 716)	22 353
Trade and other receivables	26 128	(918)	25 210
Cash	28 147	(2 238)	25 909
Other current assets(2)	864	31	895
Current assets	79 208	(4 841)	74 367
Total assets	225 602	(5 993)	219 609
EQUITY AND LIABILITIES			
Shareholders' equity	132 428	(38)	132 390
Non-controlling interests	3 294	(338)	2 956
Total equity	135 722	(376)	135 346
Long-term debt	21 402	(1 626)	19 776
Long-term provisions	10 991	(235)	10 756
Other non-current liabilities(3)	23 135	(694)	22 441
Non-current liabilities	55 528	(2 555)	52 973
Trade payables and accrued expenses	24 245	(1 707)	22 538
Other current liabilities	10 107	(1 355)	8 752
Current liabilities	34 352	(3 062)	31 290
Total equity and liabilities	225 602	(5 993)	219 609

1 Other non-current assets comprises of goodwill, other intangible assets, investment in securities, post-retirement benefit assets, long-term receivables and prepaid expenses, long-term financial assets and deferred tax. The adoption of IFRS 10 and IFRS 11 did not have a material impact on these items.
2 Other current assets comprises of assets in a disposal group held for sale, tax receivable, prepaid expenses and short-term financial assets. The adoption of IFRS 10 and IFRS 11 did not have a material impact on these items.
3 Other non-current liabilities comprises of long-term financial liabilities, post-retirement benefit obligations, long-term deferred income and deferred tax liabilities. The adoption of IFRS 10 and IFRS 11 did not have a material impact on these items.

Condensed consolidated statement of financial position
at 30 June 2013

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
ASSETS			
Property, plant and equipment	108 070	(7 081)	100 989
Assets under construction	41 244	(1 379)	39 865
Investments in equity accounted joint ventures	–	8 636	8 636
Investments in associates	2 676	12	2 688
Other non-current assets(1)	7 903	22	7 925
Non-current assets	159 893	210	160 103
Inventories	24 056	(1 437)	22 619
Trade and other receivables	29 003	(663)	28 340
Cash	32 713	(1 410)	31 303
Other current assets(2)	3 830	(30)	3 800
Current assets	89 602	(3 540)	86 062
Total assets	249 495	(3 330)	246 165
EQUITY AND LIABILITIES			
Shareholders' equity	149 625	(42)	149 583
Non-controlling interests	3 650	(340)	3 310
Total equity	153 275	(382)	152 893
Long-term debt	22 357	(1 017)	21 340
Long-term provisions	12 397	(169)	12 228
Other non-current liabilities(3)	25 341	(631)	24 710
Non-current liabilities	60 095	(1 817)	58 278
Trade payables and accrued expenses	33 477	(985)	32 492
Other current liabilities	2 648	(146)	2 502
Current liabilities	36 125	(1 131)	34 994
Total equity and liabilities	249 495	(3 330)	246 165

1 Other non-current assets comprises of goodwill, other intangible assets, investment in securities, post-retirement benefit assets,   long-term receivables and prepaid expenses, long-term financial assets and deferred tax. The adoption of IFRS 10 and IFRS 11 did not have a material impact on these items.
2 Other current assets comprises of assets in a disposal group held for sale, tax receivable, prepaid expenses and short-term financial assets. The adoption of IFRS 10 and IFRS 11 did not have a material impact on these items.
3 Other non-current liabilities comprises of long-term financial liabilities, post-retirement benefit obligations, long-term deferred income and deferred tax liabilities. The adoption of IFRS 10 and IFRS 11 did not have a material impact on these items.

Adjustments to the consolidated income statements
Condensed consolidated income statement
for the period ended 31 December 2012

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
Turnover	85 440	(5 590)	79 850
Materials, energy and consumables used	(37 001)	468	(36 533)
Selling and distribution costs	(2 479)	131	(2 348)
Maintenance expenditure	(4 427)	729	(3 698)
Employee related expenditure	(9 915)	503	(9 412)
Exploration expenditure and feasibility costs	(777)	(4)	(781)
Depreciation and amortisation	(5 445)	431	(5 014)
Other expenses, net	(3 841)	715	(3 126)
Translation gains/(losses)	(299)	982	683
Other operating expenses	(4 151)	(128)	(4 279)
Other operating income	609	(139)	470
Operating profit before remeasurement items	21 555	(2 617)	18 938
Remeasurement items	(2 621)	1 963	(658)
Operating profit after remeasurement items	18 934	(654)	18 280
Share of profits of equity accounted joint ventures, net of tax	–	592	592
Share of profits of associates, net of tax	204	–	204
Profit from operations, joint ventures and associates	19 138	(62)	19 076
Net finance costs	(654)	93	(561)
Profit before tax	18 484	31	18 515
Taxation	(5 876)	(63)	(5 939)
Profit for the period	12 608	(32)	12 576
Attributable to			
Owners of Sasol Limited	12 157	–	12 157
Non-controlling interests in subsidiaries	451	(32)	419
	12 608	(32)	12 576

Condensed consolidated income statement
for the year ended 30 June 2013

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
Turnover	181 269	(11 378)	169 891
Materials, energy and consumables used	(77 538)	921	(76 617)
Selling and distribution costs	(5 371)	269	(5 102)
Maintenance expenditure	(7 544)	301	(7 243)
Employee related expenditure	(23 476)	999	(22 477)
Exploration expenditure and feasibility costs	(1 354)	(15)	(1 369)
Depreciation and amortisation	(12 030)	909	(11 121)
Other expenses, net	(6 841)	2 607	(4 234)
Translation gains	899	1 993	2 892
Other operating expenses	(9 692)	803	(8 889)
Other operating income	1 952	(189)	1 763
Operating profit before remeasurement items	47 115	(5 387)	41 728
Remeasurement items	(6 487)	3 538	(2 949)
Operating profit after remeasurement items	40 628	(1 849)	38 779
Share of profits of equity accounted joint ventures, net of tax	–	1 562	1 562
Share of profits of associates, net of tax	445	59	504
Profit from operations, joint ventures and associates	41 073	(228)	40 845
Net finance costs	(1 294)	155	(1 139)
Profit before tax	39 779	(73)	39 706
Taxation	(12 597)	2	(12 595)
Profit for year	27 182	(71)	27 111
Attributable to			
Owners of Sasol Limited	26 278	(4)	26 274
Non-controlling interests in subsidiaries	904	(67)	837
	27 182	(71)	27 111

Adjustments to the consolidated statement of cash flows

Condensed consolidated statement of cash flows
for the period ended 31 December 2012

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
Cash generated from operations	21 435	(2 716)	18 719
Net finance income	154	1 910	2 064
Tax paid	(4 745)	40	(4 705)
Dividends paid	(7 267)	–	(7 267)
Cash generated by operating activities	9 577	(766)	8 811
Additions to non-current assets	(14 350)	533	(13 817)
Acquisition of new or additional interests in joint ventures	(721)	(361)	(1 082)
Acquisition of new or additional investments in associates	(199)	–	(199)
Other net cash flows from investing activities	906	(43)	863
Cash used in investing activities	(14 364)	129	(14 235)
Share capital issued on implementation of share options	227	–	227
Contributions from non-controlling shareholders in subsidiaries	27	–	27
Dividends paid to non-controlling shareholders in subsidiaries	(248)	28	(220)
Net movement in long-term debt	7 522	269	7 791
Net movement in short-term debt	6 513	–	6 513
Cash generated by financing activities	14 041	297	14 338
Translation effects on cash and cash equivalents of foreign operations	249	(57)	192
Increase in cash and cash equivalents	9 503	(397)	9 106
Cash and cash equivalents at beginning of the period	17 838	(1 841)	15 997
Net reclassification to held for sale	(29)	–	(29)
Cash and cash equivalents at end of the period	27 312	(2 238)	25 074

Other elements of the financial statements

The adoption of IFRS 10 and IFRS 11 did not have a significant impact on the statement of changes in equity or the statement of comprehensive income for the years ended 30 June 2013 and the six months ended 31 December 2012.

RELATED PARTY TRANSACTIONS

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

INDEPENDENT REVIEW BY THE AUDITORS

These condensed consolidated interim financial statements, including the segment report, for the six months ended 31 December 2013 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. The individual auditor assigned to perform the review is Mr PC Hough. A copy of the auditor's unmodified review report on the condensed consolidated interim financial statements is available for inspection at the company's registered office, together with the condensed consolidated interim financial statements identified in the auditor's report. The auditor's report does not necessarily report on all of the information contained in this announcement of interim financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying condensed consolidated interim financial statements from the company's registered office.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196 PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 70 Marshall Street, Johannesburg 2001 PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr B Nqwababa*, Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)#, Mr S Westwell (British)* (executive): Mr DE Constable (Chief Executive Officer) (Canadian), Mr P Victor (Acting Chief Financial Officer), Ms VN Fakude *Independent #Lead independent director

Company secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	NYSE
Sasol Ordinary shares: Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006

Sasol BEE Ordinary shares:		
Share code:	SOLBE1	
ISIN:	ZAE000151817	

American depositary receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly
caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014   By: /s/ V D Kahla
                                 Name: Vuyo Dominic Kahla
                                 Title: Company Secretary